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Exhibit 99.1

AUTONOMY CORPORATION PLC ANNOUNCES RESULTS FOR
FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2004

        2004 Full Year Revenues up 18%, Operating Profits up 71%* and Profit Before Tax up 22%*

Autonomy's fourth quarter conference call will be available live at http://www.autonomy.com on
Wednesday, February 2, 2005 at 9:30 a.m. GMT/4:30 a.m. EST/1:30 a.m. PST

        SAN FRANCISCO, California and CAMBRIDGE, England—February 2, 2005—Autonomy Corporation plc (LSE: AU.), a global leader in infrastructure software for the extended enterprise, 1 reported financial results for the fourth quarter and year ended December 31, 2004.

Financial Highlights

	Three Months Ended		Twelve Months Ended
	December 31, 2004	December 31, 2003	December 31, 2004	December 31, 2003
	(unaudited)		(unaudited)**
Results in US$ ($000's except per share)
Revenues	$18,629	$16,960	$64,765	$54,881
Gross profit (adjusted)*	17,935	16,142	61,848	52,620
Gross profit margin (adjusted)*	96%	95%	95%	96%
Profit before tax (adjusted)*	4,386	2,759	9,845	8,071
Net profit (adjusted)*	$3,560	$2,480	$7,920	$6,561
Gross profit (GAAP)	17,724	15,751	60,941	52,229
Gross profit margin (GAAP)	95%	93%	94%	95%
Profit before tax (GAAP)	3,820	2,368	8,583	7,680
Net profit (GAAP)	$2,994	$2,089	$6,658	$6,170
EPS
-basic (adjusted)*	$0.03	$0.02	$0.07	$0.06
-diluted (adjusted)*	$0.03	$0.02	$0.07	$0.06
-basic (GAAP)	$0.03	$0.02	$0.06	$0.06
-diluted (GAAP)	$0.03	$0.02	$0.06	$0.06

*
Adjusted results exclude non-cash charges for amortization of purchased intangibles and exceptional impairment of equity investment. See page 3 for further details.

**
Results are unaudited other than twelve month 2003 GAAP results.

Full Year 2004 Corporate Highlights

•
Revenues up 18% from 2003 driven by strong organic growth
•
Fully diluted EPS (adjusted) up 21%
•
Profit before tax (adjusted) up 22% from 2003 and up 33% excluding the effects of foreign exchange movements
•
Operating profits (adjusted) up 71% from 2003
•
Gross margins remain high at 94%
•
OEM revenues up approximately 16% with program accounting for approximately 18% of revenue

•
Launched IDOL 5.0, a major upgrade of our award-winning core product, and Autonomy's desktop search and Active Folders, the first secure enterprise desktop search, and unveiled Autonomy's IDOL IPTV Suite of technology
•
Aungate, Autonomy's award-winning division specializing in compliance, litigation and risk technology, solidified leadership position with new customer the NYSE
•
Asian operations continued to expand with keys wins in Beijing and Shanghai, and expanded offices covering Australia and New Zealand
•
Strong positive cash flow throughout 2004, generating approximately $15.3 million more operating cash flow in 2004 than in 2003 ending with approximately $107 million in cash after 2004 share buyback of approximately $10.5 million and cumulative share buyback of approximately $55 million

Fourth Quarter 2004 Corporate Highlights

•
Revenues ahead of consensus, up 10% from Q4 2003 and 29% from Q3 2004
•
Profit before tax up 61% from Q4 2003 and 148% from Q3 2004
•
Operating profits up nearly 100% from Q4 2003 and 18 times from Q3 2004
•
Twentieth consecutive quarter of profitability
•
Gross margins remain high at 95%
•
Operationally hedged against dollar fluctuation with a 3% positive effect on sales but a detrimental effect of approximately 6% on costs
•
Blue chip fourth quarter wins include Boeing, Citibank, Shell, Anheuser Busch, Church of Latter Day Saints, DirecTV, France 2, Gruppo Santander, Shanxi China Mobile, Albertsons and Greenpeace, as well as multiple defence and intelligence agencies around the globe including in the U.S., Australia, Singapore and Spain
•
Cash collection strong with approximately $16.5 million collected in Q4 2004
•
Average selling price increases to $400,000
•
G&A costs decreased 18% from Q4 2003
•
DSOs decrease to 99 days

        Commenting on the results, Dr. Mike Lynch, group CEO of Autonomy said, "We are pleased to announce Autonomy's continued strong performance with Q4 2004 results at the top end of the range discussed during the company's third quarter 2004 conference call of $16 million to $19 million. Top line revenues, operating profits, bottom line profit before tax and EPS are all up significantly quarter-on-quarter and year-on-year, outperforming the sector despite our continued significant investment in research and development for the future. This R&D investment saw returns during 2004 with the launch of industry-leading, major new technologies including IDOL 5.0, a major upgrade of our award-winning core product, and Autonomy's desktop search and Active Folders, delivering the power of Autonomy's award winning IDOL technology to the corporate desktop through the first secure enterprise desktop search. Finally, throughout 2004 Autonomy's R&D department has been working on a new suite of technologies for IPTV culminating in our first application for searching TV channels."

        Dr. Lynch continued, "Of particular note in the results, 2004 revenues are up 18% and profit-before-tax (adjusted) is up 22% from 2003. This has lead to a 45% increase in operating margins (adjusted) from 2003. These results are driven by strong organic growth from our core business, and have been delivered despite the weakening dollar which had an approximately 3% positive effect on sales but a detrimental effect of approximately 6% on costs."

        Dr. Lynch concluded, "2004 was a year of significant developments for Autonomy, with our software adopted as the corporate standard at world-leading enterprises such as Philips, AstraZeneca, Vodafone, Schneider, Norsk Hydro and Shell, clearly demonstrating that Autonomy is consistently delivering major cost savings and incremental value to employees and customers on a global basis. The net result of a strong 2004 is that our investment and performance means we remain well placed operationally and financially to drive continued growth in 2005."

Fourth Quarter and Full Year 2004 Financial Highlights

        Revenues for the fourth quarter totalled $18.6 million, up 9.8% from $17.0 million for the fourth quarter of 2003. U.S./Asia Pac revenues of $9.4 million were 50.5% of total revenues and U.K./European revenues totalling $9.2 million were 49.5% of total revenues in the fourth quarter of 2004. Revenues for the twelve months ended December 31, 2004 totalled $64.8 million, up 18.0% from $54.9 million for the twelve months ended December 31, 2003.

        Gross profits (adjusted) for the quarter were $17.9 million, up 11.1% from $16.1 million in the fourth quarter of 2003. Fourth quarter gross margins (adjusted) were 96% compared to 95% for the fourth quarter of 2003. Gross profits (GAAP) for the quarter were $17.7 million, up 12.5% from $15.8 million in the fourth quarter of 2003. Fourth quarter gross margins (GAAP) were 95%, compared to 93% in the fourth quarter of 2003.

        Gross profits (adjusted) for the twelve months ended December 31, 2004 were $61.8 million, up 17.5% from $52.6 million for the twelve months ended December 31, 2003. Gross margins (adjusted) for the twelve months ended December 31, 2004, were 95%, compared to 96% for the twelve months ended December 31, 2003. Gross profits (GAAP) for the twelve months ended December 31, 2004, were $60.9 million, up 16.7% from $52.2 million for the twelve months ended December 31, 2003. Gross margins (GAAP) for the twelve months ended December 31, 2004, were 94%, compared to 95% for the twelve months ended December 31, 2003.

        Compared to Q4 2003, the weaker U.S. dollar had a detrimental effect of approximately $0.2 million on operating profits. Net profit (adjusted) for the fourth quarter of 2004 was $3.6 million, or $0.03 per diluted share, up 44% compared to net profit (adjusted) for the fourth quarter of 2003 of $2.5 million, or $0.02 per diluted share. Net profit (GAAP) for the fourth quarter of 2004 was $3.0 million, or $0.03 per diluted share, up 43% compared to net profit (GAAP) of $2.1 million, or $0.02 per diluted share, for the fourth quarter of 2003. Net profit (adjusted) for the twelve months ended December 31, 2004, was $7.9 million, or $0.07 per diluted share, up 21% compared to net profit (adjusted) of $6.6 million, or $0.06 per diluted share, for the twelve months ended December 31, 2003. Net profit (GAAP) for the twelve months ended December 31, 2004, was $6.7 million, or $0.06 per diluted share, up 7.9% compared to net profit (GAAP) of $6.2 million, or $0.06 per diluted share, for the twelve months ended December 31, 2003.

        Cash balances were $106.8 million at December 31, 2004, an increase of $5.4 million from the prior quarter reflecting a combination of operational cash inflow offset by share repurchases. During the quarter Autonomy continued its share repurchase program, purchasing for cancellation 758,046 shares at an average price of £1.65 per share. In total, Autonomy has purchased for cancellation 20,403,882 million shares at an average price of £1.63 per share. Accounts receivable days sales outstanding decreased from 110 days for the third quarter of 2004 to 99 days for the fourth quarter of 2004. Receivables for the fourth quarter of 2004 were $20.4 million, compared to $18.7 million for the fourth quarter of 2003. Deferred revenues were $5.7 million net at December 31, 2004, compared with $5.6 million net at December 31, 2003.

        Although GAAP disclosure provides investors and management with an overall view of Autonomy's financial performance, Autonomy believes that it is important for investors to also understand the performance of Autonomy's core business, such as the sale of its software products and services. Consequently, the non-GAAP results exclude charges not reflective of Autonomy's core ongoing operational business, namely amortization of purchased intangibles and impairment of equity investments. Management uses the adjusted results to assess the financial performance of Autonomy's core business. The calculation of adjusted results has been amended for all comparative periods.

Previously reported adjusted results excluded certain specific translational foreign exchange gains and losses and associated tax effects and share-based compensation charges arising in connection with acquisitions.

Strategic Partnerships and OEMs

        Autonomy's OEM Program was on target during the year with OEM-derived revenues for the fourth quarter of 2004 of $3.6 million accounting for approximately 18% of revenues, compared to $3.2 million for the fourth quarter of 2003.

Q4 Product Sales

        Autonomy's infrastructure technology has been adopted by enterprises to process information across all internal and external data formats and sources. During the quarter, major new wins included: Norwich Union, BUPA, France 2, Gruppo Santander, Shanxi China Mobile, Albertsons, UK Environmental Agency, Choicepoint, Baker Hughes, NetLibrary, State of Utah and Greenpeace, as well as multiple defence and intelligence agencies around the globe including in Australia, Singapore and Spain. Repeat business from existing customers accounted for approximately 25% of revenue for the quarter, and included Boeing, Citibank, Shell, Anheuser Busch, McData, Church of Latter Day Saints, DirecTV and IEEE and several defence and intelligence agencies in the U.S. including the U.S. Air Force.

Q4 Corporate Developments and Awards

        During the fourth quarter of 2004 Autonomy continued to extend its market leadership with the introduction of key new and upgraded technologies. Of most importance, in December 2004 Autonomy announced the launch of Autonomy IDOL 5.0, a major upgrade of its award-winning core product, IDOL Server. The launch of IDOL 5.0 is the result of extensive and continued investment in research and development and extensive consultation with Autonomy's 1,000 strong global customer base. IDOL 5.0 features a number of key developments such as a new major algorithm for Automatic Query Guidance which fundamentally advances the way unskilled users find information; the development of a sentient architecture which delivers on the vision of autonomic computing; 50 new IDOL operations; improved installation via a wizard installation facility and an enhancement of IDOL's core capabilities which extends IDOL's ability to handle information intelligently encompassing probabilistic structured information.

        Also during the fourth quarter Autonomy led the market with the introduction of desktop search and Active Folders, delivering the power of Autonomy's award winning IDOL technology to the corporate desktop by bringing together a wide variety of information ranging from office documents, email, websites, news and even multimedia content from multiple locations including corporate networks, the web, the desktop and local data sources. IDOL Enterprise Desktop Search is the first integrated tool that uses implicit query, working proactively with users on the corporate desktop to understand the information they require and bring it straight to them at the right time and in the right context.

        Finally, 2004 also saw the first application of Autonomy's IDOL IPTV Suite for searching TV, available at www.blinkx.tv.

        During the fourth quarter of 2004 Aungate, Autonomy's award-winning division specializing in compliance, litigation and risk technology, continued to lead the market with the introduction of the world's first anti-phishing solution to detect and prevent malicious attempts to defraud customers using online banking services. Finally, Aungate also launched a new sexual harassment and discrimination detection module that is designed to automatically alert the enterprise to acts of sexual harassment and discrimination, by analyzing the content of emails, voice and instant messages.

        During the fourth quarter Autonomy was recognized in multiple ways for its market leadership and unmatched technology. For example Autonomy was acknowledged for the second year in a row as one of the EContent 100, a list of companies that matter most in the digital content industry. Autonomy was also included for the fifth consecutive year on the Software 500, Software Magazine's list of the world's foremost software and software and service providers. Finally Autonomy's Audentify division, a leading provider of next-generation contact center technology, was awarded 2004 Product of the Year Award by Technology Marketing Corporation (TMC™)'s Customer Inter@ction Solutions Magazine, the publications' highest honor recognizing exemplary contributions and innovative products that advance the call center and CRM industry.

About Autonomy Corporation plc

        Autonomy Corporation plc (LSE: AU.) is a global leader in infrastructure software for the enterprise. Autonomy's technology powers applications dependent upon unstructured information including call center, customer relationship management, knowledge management, enterprise portals, enterprise resource planning, online publishing and security applications. Autonomy's customer base includes more than 1,000 global companies including BAE Systems, Ford, Ericsson, Royal Sun Alliance, Sun Microsystems and public sector agencies including the U.S. Department of Defense, NASA and the U.S. Department of Energy. Strategic reseller and OEM partners include leading companies such as ATG, BEA, Business Objects, Citrix, Computer Associates, EDS, IBM Global Services, Novell, Novient, Veritas, Vignette, Supportsoft and Sybase. The company has offices worldwide.

        The Autonomy Group includes: Aungate, a leading supplier of electronic communications management technology for regulatory compliance in the enterprise; Audentify, a leading supplier of next-generation contact center technology; and Virage, a leading provider of rich media communication and content management software.

Caution Concerning Forward-Looking Statements

        With the exception of historical information, the matters set forth in this news release are forward-looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include, among others, technology risks, including dependence on core technology; fluctuations in quarterly results; dependence on new product development; rapid technological and market change; reliance on sales by others; management of growth; dependence on key personnel; rapid expansion; growth of the Internet; financial risk management; and future growth subject to risks. These factors and other factors which could cause actual results to differ materially are also discussed in the company's filings with the United States Securities and Exchange Commission, including Autonomy's Annual Report on Form 20-F.

        Autonomy, the Autonomy logo, Aungate and Audentify are registered trademarks or trademarks of Autonomy Corporation plc. All other trademarks are the property of their respective owners.

Financial Media Contacts: Edward Bridges Financial Dynamics +44 (0)20 7831 3113	Analyst and Investor Contacts: Sushovan Hussain, Chief Financial Officer Autonomy Corporation plc +44 (0)1223 448 000

AUTONOMY CORPORATION plc
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Three Months Ended		Twelve Months Ended
	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003
	(unaudited)		(unaudited)	(audited)
Revenues	$18,629	$16,960	$64,765	$54,881
Cost of revenues	(694)	(818)	(2,917)	(2,261)
Amortization of purchased intangibles	(211)	(391)	(907)	(391)

Gross profit	17,724	15,751	60,941	52,229

Operating expenses:
Research and development	(3,647)	(3,913)	(13,594)	(11,864)
Sales and marketing	(9,092)	(7,759)	(33,967)	(28,674)
General and administrative	(2,073)	(2,513)	(8,067)	(8,419)
Share-based compensation	(12)	(98)	(121)	(98)

Total operating expenses	(14,824)	(14,283)	(55,749)	(49,055)

Profit from operations	2,900	1,468	5,192	3,174
Interest income, net	998	854	3,613	3,759
Impairment of equity investments	(355)	—	(355)	—
Gain on foreign exchange	277	46	133	747

Profit before provision for income taxes and share of loss of associated company and minority interest	3,820	2,368	8,583	7,680
Provision for income taxes	(826)	(279)	(1,925)	(1,432)
Share of loss of associated company and minority interest	—	—	—	(78)

Net profit	$2,994	$2,089	$6,658	$6,170

Basic earnings per share	$0.03	$0.02	$0.06	$0.06

Diluted earnings per share	$0.03	$0.02	$0.06	$0.06

Weighted average ordinary shares outstanding	108,524	112,279	109,799	110,102
Weighted average ordinary shares outstanding, assuming dilution	110,051	114,063	111,532	111,542

Reconciliation of Non-GAAP Financial Measures

	Three Months Ended		Twelve Months Ended
	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003
	(unaudited)		(unaudited)	(audited)
Gross profit	$17,724	$15,751	$60,941	$52,229
Amortization of purchased intangibles	211	391	907	391

Gross profit (adjusted)	17,935	16,142	61,848	52,620
Operating expenses	(14,824)	(14,283)	(55,749)	(49,055)

Operating profit (adjusted)	$3,111	$1,859	$6,099	$3,565

Profit before tax	$3,820	$2,368	$8,583	$7,680
Amortization of purchased intangibles	211	391	907	391
Impairment of equity investments	355	—	355	—

Profit before tax (adjusted)	$4,386	$2,759	$9,845	$8,071

Net profit	$2,994	$2,089	$6,658	$6,170
Amortization of purchased intangibles	211	391	907	391
Impairment of equity investments	355	—	355	—

Net profit (adjusted)	$3,560	$2,480	$7,920	$6,561

The accompanying notes are an integral part of these financial statements

AUTONOMY CORPORATION plc
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As at
	Dec. 31, 2004	Dec. 31, 2003
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$106,793	$102,250
Accounts receivable, net of allowances for doubtful accounts of $3,197 and $3,942 as of December 31, 2004 and 2003, respectively	20,424	18,687
Prepaid expenses and other current assets	3,395	8,743
Deferred tax asset	6,077	3,311

Total current assets	136,689	132,991
Non-current assets:
Property and equipment, net	3,511	2,138
Intangible assets, net	4,958	4,993
Goodwill, net	31,014	28,630
Equity and other investments, net	2,353	2,158
Deferred tax asset	432	1,933

TOTAL ASSETS	$178,957	$172,843

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$1,954	$2,639
Accrued expenses	4,525	6,821
Deferred revenue	5,667	5,552

Total current liabilities	12,146	15,012

Shareholders' equity:
Ordinary shares (1)	557	573
Additional paid-in capital	63,700	71,086
Treasury stock, at cost	(1,775)	(1,775)
Retained earnings	73,686	67,028
Other accumulated comprehensive income	30,643	20,919

Total shareholders' equity	166,811	157,831

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$178,957	$172,843

(1)
At December 31, 2004, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 108,110,108 issued and outstanding; as of December 31, 2003, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 110,575,160 issued and outstanding.

The accompanying notes are an integral part of these financial statements

AUTONOMY CORPORATION plc
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended		Twelve Months Ended
	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003
	(unaudited)		(unaudited)	(audited)
Cash flows from operating activities:
Net profit	$2,994	$2,089	$6,658	$6,170
Adjustments to reconcile net profit to net cash, provided by operating activities:
Depreciation and amortization	583	662	2,306	1,776
Impairment of equity investments	328	—	328	—
Income tax (provisions) benefits from exercise of non-qualified stock options	(311)	287	(147)	667
Deferred tax	640	(43)	588	(249)
Share-based compensation	12	98	121	98
Foreign currency movements	(277)	(46)	(133)	(747)
Share of loss of associated company and minority interest	—	—	—	78
Changes in operating assets and liabilities (net of impact of acquisitions):
Accounts receivable	(1,611)	2,195	170	(2,196)
Prepaid expenses and other current assets	2,779	(1,643)	3,613	(1,366)
Deferred revenues	(888)	(475)	(1,229)	(1,583)
Accounts payable	2,605	(489)	944	(986)
Accrued expenses and other liabilities	(3,556)	(4,686)	(3,668)	(7,376)

Net cash provided by (used in) operating activities	3,298	(2,051)	9,551	(5,714)

Cash flows from investing activities:
Purchase of equipment	(211)	(162)	(1,841)	(527)
Purchase of intangibles	(829)	—	(1,183)	(426)
Disposal of intangibles	—	—	459	—
Purchase of subsidiaries, net of cash acquired	—	(72)	—	(14,640)
Purchase of investments	16	(591)	(346)	(598)

Net cash used in investing activities	(1,024)	(825)	(2,911)	(16,191)

Cash flows from financing activities:
Proceeds from issuance of shares, net of issuance costs	154	280	1,807	441
Purchase of company shares	(2,388)	(2,732)	(10,516)	(33,079)

Net cash used in financing activities	(2,234)	(2,452)	(8,709)	(32,638)

Effect of foreign exchange on cash and cash equivalents	5,408	5,356	6,612	9,321

Net increase (decrease) in cash and cash equivalents	5,448	28	4,543	(45,222)
Beginning cash and cash equivalents	101,345	102,222	102,250	147,472

Ending cash and cash equivalents	$106,793	$102,250	$106,793	$102,250

Supplemental disclosure of cash flow information:
Income taxes (refunded) paid	$(429)	$(907)	$68	$(1,599)

The accompanying notes are an integral part of these financial statements

AUTONOMY CORPORATION plc
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED

1.     Basis of presentation

        The accompanying consolidated financial statements of Autonomy Corporation plc ("Autonomy" or "the Company") have been prepared in conformity with United States generally accepted accounting principles, consistent in all material respects with those applied in the Company's financial statements for the year ended December 31, 2003, included in the Company's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission although the Consolidated Financial Statements do not include all information and footnotes required by US GAAP. The quarterly information and information for the twelve months ended December 31, 2004 are unaudited, but reflect all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results and the Company's financial position for and as at the periods presented. The results of operations for the three and twelve months ended December 31, 2004, are not necessarily indicative of the operating results for future operating periods. The interim financial statements should be read in connection with the audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2003, and the risk factors as set forth in the Form 20-F. The financial information set out above does not comprise the Company's statutory accounts. Statutory accounts for the financial year ended December 31, 2003, have been delivered to the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain any statement under section 237(2) or (3) of the Companies Act 1985.

2.     Geographical information

	Three Months Ended		Twelve Months Ended
Revenue by region:	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003
	(unaudited)		(unaudited)	(audited)
US	$8,880	$8,929	$32,543	$28,916
UK/Europe	9,219	7,340	30,258	24,556
Rest of World	530	691	1,964	1,409

Total	$18,629	$16,960	$64,765	$54,881

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  Exhibit 99.1
AUTONOMY CORPORATION PLC ANNOUNCES RESULTS FOR FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2004
AUTONOMY CORPORATION plc CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share amounts)
AUTONOMY CORPORATION plc CONSOLIDATED BALANCE SHEETS (in thousands, except share data)
AUTONOMY CORPORATION plc CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
AUTONOMY CORPORATION plc NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED